FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 28, 2004

Cableuropa, S.A.U.

(Translation of registrant’s name into English)

Edificio Belagua, calle Basauri 7
Urbanización La Florida
28023 Aravaca
Madrid, Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

28 July 2004

SECOND QUARTER RESULTS 2004

ONO raises EBITDA guidance for 2004

EBITDA for full year 2004 expected to be between €165 million and €175 million

Residential customer ARPU grows to €54.1, up by 8.9% against same period last year

Total debt leverage improves to 6 times EBITDA

ONO, one of Spain’s leading broadband service providers, today announced the consolidated unaudited results for Cableuropa, S.A.U. and subsidiaries for the quarter ended 30 June 2004.  These results do not include those of Retecal, which is an independent subsidiary of Grupo Corporativo ONO, S.A., Cableuropa’s sole shareholder.  Highlights are as follows:

Financial highlights

	Quarter ended 30.06.04	Quarter ended 30.06.03	% change		Quarter ended 31.03.04

Revenues (euro million)	109.2	85.6	27.6%		104.9
Gross margin	71%	70%	1	pp	70%
EBITDA (euro million)	43.8	23.1	89.5%		37.7
EBITDA margin	40%	27%	13	pp	36%

Operating highlights

	As at 30.06.04	As at 30.06.03	% change		As at 31.03.04
Residential market
Customers	626,221	539,565	16.1%		604,032
Telephony	585,017	506,215	15.6%		564,988
Television	354,668	329,141	7.8%		345,790
Broadband internet	224,893	155,960	44.2%		206,939
Penetration
Customer	33.6%	33.3%	0.3	pp	33.7%
Telephony	31.4%	31.2%	0.2	pp	31.5%
Television	19.1%	20.3%	-1.2	pp	19.3%
Broadband internet	12.1%	9.6%	2.5	pp	11.5%
Avg. monthly revenue per customer	€54.1	€49.7	8.9%		€54.0

Business market
Customers	15,374	11,187	37.4%		14,087
Avg. monthly revenue per customer	€209	€213	-1.9%		€210

Infrastructure
Homes passed	2,125,535	1,899,890	11.9%		2,056,700

Commenting on the results, Richard Alden, ONO’s Chief Executive Officer, said:

“The ONO group showed additional good growth in the second quarter of 2004 with another 22,000 new customers joining us.  Our broadband internet and telephony services, whose competitive pricing and quality of service continue to be a major focus for us, remained the most popular services for new customers in this last quarter, but we have also seen a very encouraging recovery in the take-up of our television services.  The popularity of our new digital television offering has led this to be the fourth straight quarter of increased customer adds for this service.”

“The second quarter saw good revenue advances and continued strict cost control with the ultimate result being that EBITDA climbed to €43.8 million for the quarter, a 16% increase over the last quarter.  This growth in EBITDA gives us sufficient confidence in the performance of ONO to raise our guidance for the full year 2004 from between €150 and €165 million to between €165 and €175 million.  If we are able to achieve the mid-point of this range this would represent an increase in EBITDA of 70% over the full year 2003 which would be a tremendous achievement.”

“I am very pleased that during this quarter we were able to close the new financing for Retecal.  The performance of Retecal is improving following the investment that we are undertaking in its main cities of operation in Castilla y Leon.  The financing that has been put in place for Retecal will allow us to take new and improved services to additional areas.”

“Following the successful Retecal financing, we now turn our attention to the refinancing of the Cableuropa syndicated loan, which we hope to have closed by the end of this year.  As a result of this we have decided to book an extraordinary expense this quarter writing off the expenses related to the previous Cableuropa syndicated loan.  Costs and expenses related to the bond transaction in May of this year have also been booked as extraordinary expenses.”

“During the quarter we also converted debt in Cableuropa into equity.  A participative loan of €300 million and a shareholder loan of €98 million were equitised thereby reducing the interest burden in Cableuropa.  As a result of this, and the continued significant growth in EBITDA, the total debt leverage of Cableuropa improves to around 6 times, down from 11 times this time last year.”

NOTE:  A detailed explanation of the results is included in Cableuropa’s Form 6-K filed today with the US Securities and Exchange Commission and available at www.sec.gov and at www.ono.es.

About ONO

ONO is one of the leading broadband services providers in Spain.  It offers direct access telephony, pay television and internet access services to the residential market where it has a potential market of over seven million homes.  In the business market, ONO offers advanced voice, data and value added services across its own high capacity local access and national backbone networks.  ONO’s principal shareholders are Bank of America, Caisse de dépôt et placement du Quebec, General Electric, Grupo Ferrovial, Grupo Multitel, Santander Central Hispano and VAL Telecomunicaciones.  In February 2004, as a result of the acquisition of Retecal, the Castilla y León cable operator, the majority of the former shareholders of Retecal joined the ONO shareholder group through a holding company called Sodinteleco.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

Certain statements in this release are “forward looking statements” intended to qualify for the safe harbor under liability established by the Private Securities Litigation Reform Act of 1995 and are subject to material risks and uncertainties. Actual results could differ materially from those stated or implied by those forward looking statements due to risks and uncertainties associated with the ONO group business, which include among others, competitive developments, risks associated with the group’s growth, the development of the group’s markets, regulatory risks and other risks which are presented in the group’s filings with the Securities and Exchange Commission.

For further information, please contact:

Jonathan Cumming	Hiedra Fuentes
Group Treasurer	Grupo Albion
(+ 34) 91 180 9444	(+ 34) 91 531 2388
jonathan.cumming@ono.es	hfuentes@grupoalbion.net

OPERATING STATISTICS

	Quarter ended 30.06.04	Quarter ended 31.03.04	Quarter ended 31.12.03	Quarter ended 30.09.03	Quarter ended 30.06.03
Residential services
Customers:	626,221	604,032	581,345	556,142	539,565
Penetration	33.6%	33.7%	33.3%	33.0%	33.3%
ARPU – euro	54.1	54.0	54.1	51.6	49.7
Telephony:
Customers	585,017	564,988	544,271	521,935	506,215
Penetration	31.4%	31.5%	31.2%	31.0%	31.2%
ARPU – euro	30.4	30.7	31.4	30.2	30.3
Television:
Customers	354,668	345,790	339,378	333,601	329,141
Penetration	19.1%	19.3%	19.5%	19.8%	20.3%
ARPU – euro	24.3	23.9	23.1	21.9	20.2
Internet:
Broadband customers	224,893	206,939	186,447	167,757	155,960
ARPU – euro	33.1	32.8	33.3	31.3	29.1
Penetration	12.1%	11.5%	10.7%	10.0%	9.6%

Customer churn (annualised)	13.2%	12.7%	13.6%	14.0%	13.4%

Business services
Customers:	15,374	14,087	13,133	12,054	11,187
ARPU – euro	209	210	229	213	213

Infrastructure
Number of cities with service	109	102	98	89	89
Homes passed for service	2,125,535	2,056,700	2,003,233	1,949,792	1,899,890
Route km. of local access networks	7,647	7,292	6,992	6,830	6.664
Homes released / homes passed	87.6%	87.2%	87.0%	86.3%	85.3%

CABLEUROPA, S.A.U.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Euro thousand) - (Spanish GAAP - unaudited)

	Quarter ended 30 June 2004	Quarted ended 31 March 2004	Quarter ended 30 June 2003
REVENUES
Residential services
Telephony	52,378	51,129	44,737
Television	25,532	24,603	19,474
Internet	21,908	20,262	14,032
Business and other services	9,345	8,881	7,307
	109,163	104,875	85,550

COST OF SERVICES	(31,873)	(31,041)	(25,436)

GROSS PROFIT	77,290	73,834	60,114

OPERATING EXPENSES
Gross expenses	(38,360)	(40,461)	(40,990)
Capitalised costs	4,824	4,347	3,962
	(33,536)	(36,114)	(37,028)

EBITDA	43,754	37,720	23,086

DEPRECIATION & AMORTISATION	(24,237)	(24,067)	(26,829)

OPERATING PROFIT / (LOSS)	19,517	13,653	(3,743)

OTHER EXPENSE
Amortisation of goodwill	(3,347)	(3,348)	(3,347)
Interest expense, net	(26,177)	(26,879)	(29,442)
Foreign exchanges losses	(491)	(475)	(13,228)
	(30,015)	(30,702)	(46,017)

LOSS FROM ORDINARY ACTIVITIES	(10,498)	(17,049)	(49,760)

Extraordinary (expense) / income, net	(63,504)	1,912	12

Income tax	23,623	2,752	17,029

Minority interests	422	1,682	1

NET LOSS	(49,957)	(10,703)	(32,718)

CABLEUROPA, S.A.U.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Euro thousand) - (Spanish GAAP - unaudited)

	30 June 2004	31 March 2004	30 June 2003
ASSETS

Contributions due from shareholders	1,968	1,968	—

Current assets
Cash	1,032	1,006	894
Short-term investments, net	154	20,723	47,870
Accounts receivable and other current assets	39,752	54,312	86,361
	40,938	76,041	135,125
Fixed assets
Start-up costs, net	11,750	8,939	11,179
Intangible assets, net	117,998	119,595	134,157
Tangible assets, net	1,346,794	1,317,522	1,249,414
Financial assets, net	285,497	261,870	237,043
	1,762,039	1,707,926	1,631,793

Goodwill on consolidation	219,847	223,195	233,238
Deferred expenses, net	13,183	56,796	62,710

TOTAL ASSETS	2,037,975	2,065,926	2,062,866

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	31,197	29,147	44,910
Accrued interest expenses	22,615	19,147	26,536
Accounts payable and other current liabilities	227,645	260,213	280,054
	281,457	308,507	351,500
Long-term debt
Senior bank facility	580,000	545,000	450,000
Senior subordinated notes	450,214	415,046	425,065
Other	24,713	25,459	18,734
	1,054,927	985,505	893,799

Other long-term liabilities	40,844	58,122	48,944
Commitments and contingencies	9,202	11,867	14,704
Minority interests	520	943	—

Shareholder’s loan	—	98,464	98,464
Participative loan	—	300,000	300,000

Shareholders’ equity
Common stock	883,127	484,663	484,663
Share premium	337,746	337,746	337,746
Accumulated deficit, beginning of period	(509,188)	(509,188)	(606,207)
Net (loss) / profit for the period	(60,660)	(10,703)	139,253
Total shareholders’ equity	651,025	302,518	355,455

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,037,975	2,065,926	2,062,866

CABLEUROPA, S.A.U.

CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

(Euro thousand) - (Spanish GAAP - unaudited)

	Quarter ended 30 June 2004	Quarter ended 31 March 2004	Quarter ended 30 June 2003
OPERATING ACTIVITIES
Net loss	(49,957)	(10,703)	(32,718)

Adjustments to reconcilie net loss to net cash (used in) / provided by operating activities
Depreciation and amortisation*	27,585	27,415	30,176
Amortization and write-off of deferred expenses	28,477	2,430	2,401
Profit on sale of assets	(300)	(244)	(16)
Start-up costs, net	(4,003)	(1,506)	49
Exchange rate difference in long-term debt	—	(114)	(17,936)
Commitments and contingencies	(2,665)	518	(3,619)
Income tax	(23,623)	(2,752)	(17,029)
Loss on notes repurchase	36,801	—	—
Loss on financial instruments	1,912	—	—
Minority interests	(422)	(1,682)	—
Other	3,483	(497)	(3,018)

Changes in operating assets and liabilities:
Short-term investments	27	4,030	(13,534)
Accounts receivable	14,204	106	13,084
Other current assets	103	7	(1,352)
Accrued interests	3,468	(12,389)	6,453
Accounts payable	4,319	(6,969)	(17,263)
Other current liabilities	(267)	1,319	72,621
Net cash provided by / (used in) operating activities	39,142	(1,031)	18,299

INVESTING ACTIVITIES:
Purchases of property and equipment	(52,695)	(42,110)	(43,625)
Purchases of intangible assets	(1,287)	(1,241)	(1,773)
Proceeds from sale of fixed assets	401	580	1,275
Financial assets	(4)	(9)	—

Net cash used in investing activities	(53,585)	(42,780)	(44,123)

FINANCING ACTIVITIES
Drawing of debt & credit lines	36,541	42,846	72,052
Notes issuance	273,173	—	—
Acquisition of notes	(276,135)	—	—
Financial instruments	(19,861)	—	(47,810)
Other, net	778	656	—
Net cash provided by financing activities	14,496	43,502	24,242

INCREASE / (DECREASE) IN CASH & CASH EQUIVALENTS	53	(309)	(1,582)
CASH & CASH EQUIVALENTS AT START OF PERIOD	1,008	1,317	5,194
CASH & CASH EQUIVALENTS AT END OF PERIOD	1,061	1,008	3,612

Cash paid for interest	20,466	36,147	19,724

* includes goodwill amortisation

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cableuropa, S.A.U.

By:	/s/ Richard Alden
Name: Richard Alden
Title: Chief Executive Officer

28 July 2004